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
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                                                                                                      OMB APPROVAL
                                                                                                ---------------------------
                                                                                                OMB Number:      3235-0101
                                                                                                Expires:   August 31, 2003
                                                                                                Estimated average burden
                                                                                                hours per response.....2.0
                                                                                                ---------------------------

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                                                                                                SEC USE ONLY
                                                                                                ---------------------------

                                                                                                DOCUMENT SEQUENCE NO.
                                                            UNITED STATES
                                                 SECURITIES AND EXCHANGE COMMISSION             ---------------------------
                                                       Washington, D.C. 20549                   CUSIP NUMBER

                                                              FORM 144                          ---------------------------
                                                                                                WORK LOCATION
                                                NOTICE OF PROPOSED SALE OF SECURITIES
                                        PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933   ---------------------------

ATTENTION:  Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker
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1 (a) NAME OF ISSUER (Please type or print)                         (b) IRS IDENT. NO.     (c) S.E.C. FILE NO.

 NORDSON CORPORATION                                                    34-0590250          0-7977
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1 (d) ADDRESS OF ISSUER                 STREET            CITY            STATE            ZIP CODE     (e) TELEPHONE NO.
                                                                                                            Area Code     Number
                                                                                                            ------------------------
 28601 Clemens Road                                     Westlake          Ohio               44145            440         892-1580
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2 (a) NAME OF PERSON FOR WHOSE   (b) IRS IDENT. NO. (c) RELATIONSHIP     (d) ADDRESS STREET       CITY       STATE       ZIP CODE
      ACCOUNT THE SECURITIES                              TO ISSUER
      ARE TO BE SOLD
Robert A. Dunn, Jr.                                   Vice President    23523 Quail Hollw Dr.   Westlake      OH           44145
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

     INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

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3 (a)             (b)                                      SEC USE ONLY    (c)                 (d)               (e)
  Title of the                                           ---------------    Number of Shares       Aggregate      Number of Shares
    Class of          Name and Address of Each Broker     Broker-Dealer      or Other Units          Market        or Other Units
   Securities                Through Whom the              File Number         To Be Sold            Value           Outstanding
   To Be Sold      Securities are to be Offered or Each                    (See instr. 3(c))   (See instr. 3(d))  (See instr. 3(e))
                               Market Maker
                      who is Acquiring the Securities
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
  Common              McDonald Investments                                     6,000             $163,500.00       33,731,239
Shares w/o            4910 Tiedeman Road
Par Value             Brooklyn, OH 44144
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-----------------------------------------
 (f)                  (g)
     Approximate        Name of Each
    Date of Sale         Securities
  (See instr. 3(f))       Exchange
    (MO. DAY YR.)       (See instr.
                           3(g))

-----------------------------------------
      9/10/03              NASDQ


-----------------------------------------

-----------------------------------------

-----------------------------------------

INSTRUCTIONS:

1. (a) Name of issuer                                              3. (a) Title of the class of securities to be sold
   (b) Issuer's I.R.S. Identification Number (c) Issuer's S.E.C.      (b) Name and address of each broker through whom the
       file number, if any (d) Issuer's address, including zip            securities are intended to be sold
       code                                                           (c) Number of shares or other units to be sold (if debt
   (e) Issuer's telephone number, including area code                     securities, give the aggregate face amount)
                                                                      (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of
2. (a) Name of person for whose account the securities are to be          this notice
       sold                                                           (e) Number of shares or other units of the class outstanding,
   (b) Such person's I.R.S. identification number, if such                or if debt securities the face amount thereof
       person is an entity                                                outstanding, as shown by the most recent report or
   (c) Such person's relationship to the issuer (e.g., officer,           statement published by the issuer
       director, 10% stockholder, or member of immediate family       (f) Approximate date on which the securities are to be sold
       of any of the foregoing)                                       (g) Name of each securities exchange, if any, on which the
   (d) Such person's address, including zip code                          securities are intended to be sold



      POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS
                      A CURRENTLY VALID OMB CONTROL NUMBER.

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
                         TABLE I - SECURITIES TO BE SOLD

    Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:


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    Title of     Date you                                                  Name of Person from Whom Acquired         Amount of
   the Class     Acquired      Nature of Acquisition Transaction      (If gift, also give date donor acquired)  Securities Acquired
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
  Common                   Possible exercise of non-qualified stock                 Issuer                         6,000
Shares w/o                              option
Par Value
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

------------------------------------------
   Date of     Nature of
  Payment      Payment
------------------------------------------
               Cashless
               Exercise

------------------------------------------




INSTRUCTIONS:  1. If the securities were purchased and full       2. If within two years after the acquisition of the
                  payment therefor was not made in cash at           securities the person for whose account they are to be
                  the time of purchase, explain in the table         sold had any short positions, put or other option to
                  or in a note thereto the nature of the             dispose of securities referred to in paragraph (d)(3) of
                  consideration given. If the consideration          Rule 144, furnish full information with respect thereto.
                  consisted of any note or other obligation,
                  or if payment was made in installments
                  describe the arrangement and state when
                  the note or other obligation was
                  discharged in full or the last installment
                  paid.
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


               TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS
    Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

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                                                                                         Amount of
    Name and Address of Seller      Title of Securities Sold       Date of Sale       Securities Sold            Gross Proceeds
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








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


REMARKS:




INSTRUCTIONS:                                                        ATTENTION:
See the definition of "person" in paragraph (a) of Rule 144.         The person for whose account the securities to which this
Information is to be given not only as to the person for             notice relates are to be sold hereby represents by signing
whose account the securities are to be sold but also as to           this notice that he does not know any material adverse
all other persons included in that definition. In addition,          information in regard to the current and prospective
information shall be given as to sales by all persons whose          operations of the Issuer of the securities to be sold which
sales are required by paragraph (e) of Rule 144 to be                has not been publicly disclosed.
aggregated with sales for the account of the person filing
this notice.


                  9/9/03                                                          Robert E. Veillette, Attorney-In-Fact
---------------------------------------------                         -------------------------------------------------------------
              DATE OF NOTICE                                                                  (SIGNATURE)



    The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.
     Any copies not manually signed shall bear typed or printed signatures.


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      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSION OF FACTS CONSTITUTE
                FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)
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